Exhibit 99.8

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statements of Ayr Wellness Inc. on Form F-10 (File No. 333-253466) and Form S-8 (File No. 333-255749) of our report dated March 17, 2022, with respect to our audits of the consolidated financial statements of Ayr Wellness Inc. as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, which report is included in Exhibit 99.2 of this Report on Form 40-F of Ayr Wellness Inc. We also consent to the reference to our Firm under the heading “Interests of Experts” in such Report.

/s/ Marcum LLP

Marcum LLP
New York, NY
March 29, 2022